SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )1

                        NORTH ATLANTIC ACQUISITION CORP.
--------------------------------------------------------------------------------
                                (Name of issuer)

                              CLASS A COMMON STOCK
                              CLASS B COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                       657289-10-4 (Class A Common Stock)
                       657289-20-3 (Class B Common Stock)
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 22, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 Pages)

                        Exhibit Index Appears on Page 13

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------        ----------------------------
CUSIP No. 657289-10-4 (Class A Common Stock)  13D           Page 2 of 17 Pages
          657289-20-3 (Class B Common Stock)
--------------------------------------------        ----------------------------



================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    THE MARILYN AND BARRY RUBENSTEIN FAMILY FOUNDATION
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               40,000 (Class A Common Stock)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           40,000 (Class A Common Stock)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        40,000 (Class A Common Stock)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           4.4% (Class A Common Stock)
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------        ----------------------------
CUSIP No. 657289-10-4 (Class A Common Stock)  13D           Page 3 of 17 Pages
          657289-20-3 (Class B Common Stock)
--------------------------------------------        ----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    BARRY RUBENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        PF, 00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               50,000 (Class A Common Stock)
  OWNED BY                                 14,000 (Class B Common Stock)
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           40,000 (Class A Common Stock)
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           50,000 (Class A Common Stock)
                                           14,000 (Class B Common Stock)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           40,000 (Class A Common Stock)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        90,000 (Class A Common Stock)
                        14,000 (Class B Common Stock)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            9.9% (Class A Common Stock)
                            9.3% (Class B Common Stock)
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------        ----------------------------
CUSIP No. 657289-10-4 (Class A Common Stock)  13D           Page 4 of 17 Pages
          657289-20-3 (Class B Common Stock)
--------------------------------------------        ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    MARILYN RUBENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               0
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           40,000 (Class A Common Stock)
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           0
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           40,000 (Class A Common Stock)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        40,000 (Class A Common Stock)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            4.4% (Class A Common Stock)
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------        ----------------------------
CUSIP No. 657289-10-4 (Class A Common Stock)  13D           Page 5 of 17 Pages
          657289-20-3 (Class B Common Stock)
--------------------------------------------        ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    BRIAN RUBENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               0
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           40,000 (Class A Common Stock)
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           0
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           40,000 (Class A Common Stock)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        40,000 (Class A Common Stock)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        4.4% (Class A Common Stock)
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------        ----------------------------
CUSIP No. 657289-10-4 (Class A Common Stock)  13D           Page 6 of 17 Pages
          657289-20-3 (Class B Common Stock)
--------------------------------------------        ----------------------------



================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    REBECCA RUBENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               0
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           40,000 (Class A Common Stock)
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           0
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           40,000 (Class A Common Stock)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        40,000 (Class A Common Stock)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        4.4% (Class A Common Stock)
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------        ----------------------------
CUSIP No. 657289-10-4 (Class A Common Stock)  13D           Page 7 of 17 Pages
          657289-20-3 (Class B Common Stock)
--------------------------------------------        ----------------------------



         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.           SECURITY AND ISSUER.

                  This Statement relates to Class A Common Stock, par value $.01 per share ("Class A Common Stock") of North Atlantic Acquisition Corp. (the "Issuer"). This Statement also relates to the Class B Exchangeable Common Stock, par value, $.01 per share (the "Class B Common Stock") of the Issuer. On August 22, 1997, the Issuer offered 800,000 units (the "Units") consisting of one share of Class A Common Stock and one redeemable warrant to purchase Class A Common Stock (the "Warrant") and 150,000 shares of Class B Common Stock to the public in a public offering (the "Offering"). The Warrant is not a voting security and is not exercisable within sixty (60) days of the date of this Schedule 13D. The principal executive offices of the Issuer are located at 850 Third Avenue, New York, New York 10022.

Item 2.           IDENTITY AND BACKGROUND.

                  This Statement is filed by The Marilyn and Barry Rubenstein Family Foundation (the "Foundation"), Barry Rubenstein, as a trustee of the Foundation and on behalf of the Barry Rubenstein Rollover IRA, and each of Marilyn Rubenstein, Brian Rubenstein and Rebecca Rubenstein as trustees of the Foundation. The Foundation is an organization which is exempt from Federal income taxation pursuant to Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Barry Rubenstein has the sole power to vote and dispose of the Class A Common Stock and Class B Common Stock owned by the Barry Rubenstein Rollover IRA. By virtue of their position with the Foundation, each of Barry Rubenstein, Marilyn Rubenstein, Brian Rubenstein and Rebecca Rubenstein has shared power to vote and dispose of the shares of Class A Common Stock owned by the Foundation. Each of the foregoing are referred to as a Reporting Person. Based upon the foregoing, each of the Reporting Persons are hereby filing a joint Schedule 13D.

                  (b) The principal business address of each Reporting Person is 68 Wheatley Road, Brookville, New York 11545.

                  (c) The principal business of the Foundation is a charitable foundation. The principal occupation of Barry Rubenstein is as a general partner of partnerships and other entities engaged in the investment business. The principal occupation of Marilyn Rubenstein is a housewife. Marilyn Rubenstein is the wife of Barry Rubenstein. The principal occupation of Brian Rubenstein is a corporate finance staff analyst. The principal occupation of Rebecca Rubenstein is a

--------------------------------------------        ----------------------------
CUSIP No. 657289-10-4 (Class A Common Stock)  13D           Page 8 of 17 Pages
          657289-20-3 (Class B Common Stock)
--------------------------------------------        ----------------------------



schoolteacher. Brian Rubenstein and Rebecca Rubenstein are the children of Barry Rubenstein and Marilyn Rubenstein.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each of Barry Rubenstein, Marilyn Rubenstein, Brian Rubenstein and Rebecca Rubenstein is a citizen of the United States of America.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate purchase price of the 40,000 shares of Class A Common Stock owned by the Foundation is $400,000 (based upon the purchase price of the Units). The shares of Class A Common Stock owned by the Foundation were acquired from its other funds. The aggregate purchase price of the 50,000 shares of Class A Common Stock and 14,000 shares of Class B Common Stock purchased by the Barry Rubenstein Rollover IRA is $640,000 and came from its other funds.

Item 4.           PURPOSE OF TRANSACTION.

                  The Reporting Persons purchased the shares of Class A Common Stock and Class B Common Stock for investment purposes. No Reporting Person has any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The following lists set forth the aggregate number and percentage (based on 906,000 shares of Class A Common Stock outstanding as reported by the Issuer in its prospectus, dated August 22, 1997 (the "Prospectus")) of Class A Common Stock beneficially owned by each of the Reporting Persons and Class B Common Stock owned by Barry Rubenstein (based upon 150,000 shares of Class B Common Stock outstanding as reported in the Prospectus). Each such percentage excludes any Class A Common Stock or Class B Common Stock which may be issuable upon exercise of the underwriter's over-allotment option set forth in the Prospectus.

--------------------------------------------        ----------------------------
CUSIP No. 657289-10-4 (Class A Common Stock)  13D           Page 9 of 17 Pages
          657289-20-3 (Class B Common Stock)
--------------------------------------------        ----------------------------



                                             Shares           Percentage
Name                                    Beneficially Owned     Of Shares
----                                    ------------------     ---------

CLASS A COMMON STOCK

Foundation                                  40,000              4.4%

Barry Rubenstein                            90,000              9.9%

Marilyn Rubenstein                          40,000              4.4%

Brian Rubenstein                            40,000              4.4%

Rebecca Rubenstein                          40,000              4.4%



CLASS B COMMON STOCK

Barry Rubenstein                            14,000              9.3%



                  (b) Barry Rubenstein has the sole power to vote and dispose of the 50,000 Class A Common Stock and 14,000 shares of Class B Common Stock owned by the Barry Rubenstein Rollover IRA and as a trustee of the Foundation may be deemed to have shared voting power of 40,000 shares of Class A Common Stock owned by the Foundation. Each of Marilyn Rubenstein, Brian Rubenstein and Rebecca Rubenstein, as a trustee of the Foundation, may be deemed to have shared voting power of the 40,000 shares of Class A Common Stock owned by the Foundation.

                  (c) Class A Schedule A annexed hereto lists all transactions in the Issuer's Class A Common Stock and Class B Common Stock in the last sixty days by the Reporting Persons. All shares of Class A Common Stock and Class B Common Stock were purchased in the Offering.

                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Class A Common Stock and Class B Common Stock.

                  (e)      Not applicable.

Item 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  There are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

--------------------------------------------        ----------------------------
CUSIP No. 657289-10-4 (Class A Common Stock)  13D          Page 10 of 17 Pages
          657289-20-3 (Class B Common Stock)
--------------------------------------------        ----------------------------



Item 7.           Material to be Filed as Exhibits.

                  A.       Joint Filing Agreement

                  B. Power of Attorney, dated August 27, 1997, appointing Barry Rubenstein as attorney-in-fact for Marilyn Rubenstein.

                  C. Power of Attorney, dated August 28, 1997, appointing Barry Rubenstein as attorney-in-fact for Brian Rubenstein.

                  D. Power of Attorney, dated August 27, 1997, appointing Marilyn Rubenstein as attorney-in-fact for Rebecca Rubenstein.

--------------------------------------------        ----------------------------
CUSIP No. 657289-10-4 (Class A Common Stock)  13D          Page 11 of 17 Pages
          657289-20-3 (Class B Common Stock)
--------------------------------------------        ----------------------------



                                                    SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    August 28, 1997               THE BARRY AND MARILYN RUBENSTEIN
                                        FOUNDATION



                                        By:/S/ BARRY RUBENSTEIN
                                           -------------------------------------
                                           Barry Rubenstein, a Trustee


                                        /S/ BARRY RUBENSTEIN
                                        ----------------------------------------
                                        Barry Rubenstein


                                                      *
                                        ----------------------------------------
                                        Marilyn Rubenstein


                                                      *
                                        ----------------------------------------
                                        Brian Rubenstein


                                                      *
                                        ----------------------------------------
                                        Rebecca Rubenstein



By: */S/ BARRY RUBENSTEIN
   ----------------------------------
   Barry Rubenstein, Attorney-in-Fact

--------------------------------------------        ----------------------------
CUSIP No. 657289-10-4 (Class A Common Stock)  13D          Page 12 of 17 Pages
          657289-20-3 (Class B Common Stock)
--------------------------------------------        ----------------------------



                                   SCHEDULE A

               TRANSACTIONS IN THE SHARES WITHIN THE PAST 60 DAYS


                                          Price Per              Date of
   Purchased (Sale)                       Unit/share             Purchase
   ----------------                       ----------             --------



                                   FOUNDATION

        40,000                            $10.00                 8/22/97
(Class A Common Stock)



                          BARRY RUBENSTEIN ROLLOVER IRA

        50,000                            $10.00                 8/22/97
(Class A Common Stock)

        14,000                            $10.00                 8/22/97
(Class B Common Stock)

--------------------------------------------        ----------------------------
CUSIP No. 657289-10-4 (Class A Common Stock)  13D          Page 13 of 17 Pages
          657289-20-3 (Class B Common Stock)
--------------------------------------------        ----------------------------



                                  EXHIBIT INDEX


EXHIBIT                                                               PAGE

A.       Joint Filing Agreement                                        14

B.       Power of Attorney, dated August 27,                           15
         1997, appointing Barry Rubenstein as
         attorney-in-fact for Marilyn
         Rubenstein.

C.       Power of Attorney, dated August 28,                           16
         1997, appointing Barry Rubenstein as
         attorney-in-fact for Brian Rubenstein.

D.       Power of Attorney, dated August 27,                           17
         1997, appointing Barry Rubenstein as
         attorney-in-fact for Rebecca
         Rubenstein.

--------------------------------------------        ----------------------------
CUSIP No. 657289-10-4 (Class A Common Stock)  13D          Page 14 of 17 Pages
          657289-20-3 (Class B Common Stock)
--------------------------------------------        ----------------------------


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated August 28, 1997 (including amendments thereto) with respect to the Class A Common Stock and Class B Common Stock of North Atlantic Acquisition Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:    August 28, 1997               THE BARRY AND MARILYN RUBENSTEIN
                                        FOUNDATION



                                        By:/S/ BARRY RUBENSTEIN
                                           -------------------------------------
                                           Barry Rubenstein, a Trustee


                                        /S/ BARRY RUBENSTEIN
                                        ----------------------------------------
                                        Barry Rubenstein


                                                      *
                                        ----------------------------------------
                                        Marilyn Rubenstein


                                                      *
                                        ----------------------------------------
                                        Brian Rubenstein


                                                      *
                                        ----------------------------------------
                                        Rebecca Rubenstein



By: */S/ BARRY RUBENSTEIN
   ----------------------------------
   Barry Rubenstein, Attorney-in-Fact

--------------------------------------------        ----------------------------
CUSIP No. 657289-10-4 (Class A Common Stock)  13D          Page 15 of 17 Pages
          657289-20-3 (Class B Common Stock)
--------------------------------------------        ----------------------------

                                    EXHIBIT B

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints BARRY RUBENSTEIN, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all statements and reports required under Section 13(d) of the Securities Exchange Act of 1934, as amended, including, without limitation, Schedule 13D and all amendments of all such statements and/or reports, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and with such other parties as may be required, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and doubt the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, I have hereunto set my hand this 27 day of August, 1997.


                                        /S/ MARILYN RUBENSTEIN
                                        ----------------------------------------
                                        Marilyn Rubenstein

--------------------------------------------        ----------------------------
CUSIP No. 657289-10-4 (Class A Common Stock)  13D          Page 16 of 17 Pages
          657289-20-3 (Class B Common Stock)
--------------------------------------------        ----------------------------



                                    EXHIBIT C

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints BARRY RUBENSTEIN, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all statements and reports required under Section 13(d) of the Securities Exchange Act of 1934, as amended, including, without limitation, Schedule 13D and all amendments of all such statements and/or reports, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and with such other parties as may be required, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and doubt the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, I have hereunto set my hand this 28 day of August, 1997.



                                        /S/ BRIAN RUBENSTEIN
                                        ----------------------------------------
                                        Brian Rubenstein

--------------------------------------------        ----------------------------
CUSIP No. 657289-10-4 (Class A Common Stock)  13D          Page 17 of 17 Pages
          657289-20-3 (Class B Common Stock)
--------------------------------------------        ----------------------------


                                    EXHIBIT D

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints BARRY RUBENSTEIN, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all statements and reports required under Section 13(d) of the Securities Exchange Act of 1934, as amended, including, without limitation, Schedule 13D and all amendments of all such statements and/or reports, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and with such other parties as may be required, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and doubt the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, I have hereunto set my hand this 27 day of August, 1997.



                                        /S/ REBECCA RUBENSTEIN
                                        ----------------------------------------
                                        Rebecca Rubenstein